Managed Municipal Income Trust

Shareholder meeting results (Unaudited)
August 24, 2017

With respect to the election of two Trustees to be voted on by the funds preferred shareholders voting as a separate class, the results were as follows:

				Votes for 	Votes against 		Abstentions
Robert E. Patterson 		235 			   -			31
George Putnam, III 		235 			   -			31

All tabulations are rounded to the nearest whole number.